May 24, 2016

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re: File No. 811-03074

Ladies and Gentlemen:

Enclosed is a certificate showing the Trustees vote concerning the fidelity bond coverage for Northeast Investors Growth Fund and a copy of the investment company blanket bond declarations from Great American Insurance Company. Premiums of $191 have been paid to extend the policy term to August 31, 2016.

Very truly yours,

/s/ Robert B. Minturn_____
Robert B. Minturn
Clerk, Vice President & Chief Legal Officer

I, Robert B. Minturn, hereby certify that I am the Clerk, Vice President & Chief Legal Officer of Northeast Investors Growth Fund, an investment trust established by an Agreement and Declaration of Trust dated February 12, 1987, and that the following is a true copy of a vote unanimously passed (including the unanimous vote of the trustees who are not "interested persons") by the trustees at a meeting held on May 19, 2016 at which all the trustees were present and voting:

"VOTED: That the amount of the fidelity bond of the Fund covering those persons who either singly or jointly have or would have access to the assets of the Fund as outlined in Rule 17g-1 of the Investment Company Act of 1940, be continued in the amount of $525,000 with Great American Insurance Company and that any Trustee or officer of the Fund be authorized to take any and all action deemed to be necessary or appropriate to carry out this vote and comply with the applicable regulations of the Securities and Exchange Commission in connection therewith."

Robert B. Minturn,
Clerk, Vice President & Chief Legal Officer


GREAT AMERICAN
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

Bond No.   FS 5544794 09 01
Effective Date of Change   07/19/2015

BOND CHANGES

NAMED INSURED AND ADDRESS:	Norheast Investors Growth Fund 100 High Street, Suite 1000 Boston, MA 02110

THIS RIDER CHANGES THE BOND. **PLEASE READ IT CAREFULLY.**	**AGENT'S NAME AND ADDRESS:** ARC Excess & Surplus, LLC Po Box 9012 Jericho, NY 11753

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

BOND PERIOD: From 07/19/2015   To   08/31/2016
                            12:01 A.M. Standard Time at the address of the Named Insured

Policy Extended to 08/31/2016 for an additional premium of $191.

FORMS AND RIDERS hereby added:

FI7012 05-12

FORMS AND RIDERS hereby amended:

FI7053 04-13	MEFS1032 03-12	MEFS1131 03-11	MEFS1135 03-12

FORMS AND RIDERS hereby deleted:



GREAT AMERICAN INSURANCE GROUP
Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

SR F9808 (Ed. 08 95)

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. FS 5544794 09 01

Item 1. Name of Insured (herein called Insured): Norheast Investors Growth Fund

Principal Address: 100 High Street, Suite 1000
Boston, MA 02110

Item 2. Bond Period from 12:01 a.m. 07/19/2015 to 12:01 a.m. 08/31/2016 the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections **9**, **10** and **12** hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement **(A)-Fidelity**	$ 525,000	$ 25,000
Insuring Agreement **(B)-On Premises**	$ 525,000	$ 25,000
Insuring Agreement **(C)-In Transit**	$ 525,000	$ 25,000
Insuring Agreement **(D)-Forgery or Alteration**	$ 525,000	$ 25,000
Insuring Agreement **(E)-Securities**	$ 525,000	$ 25,000
Insuring Agreement **(F)-Counterfeit Currency**	$ 525,000	$ 25,000
Insuring Agreement **(G)-Stop Payment**	$ 525,000	$ 25,000
Insuring Agreement **(H)-Uncollectible Items of Deposit**	$ 525,000	$ 25,000
Insuring Agreement **(I)-Audit Expense**	$ 525,000	$ 25,000
Insuring Agreement **(J)-Telefacsimile Transmissions**	$ 525,000	$ 25,000
Insuring Agreement **(K)-Unauthorized Signatures**	$ 525,000	$ 25,000

Optional Insuring Agreements and Coverages

Insuring Agreement **(L)-Computer Systems**	$ 525,000	$ 25,000
Insuring Agreement **(M)-Automated Phone Systems**	$ 525,000	$ 25,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement **A**. All the Insured's offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 5544794 09

such termination or cancellation to be effective as of the time this Bond becomes effective.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition	Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7012 05-12	07/19/2015*	Bond Changes	
MEFS1131 03-11		Investment Company Bond Dec Page	
MEFS1132 03-11		Investment Company Bond	
MEFS1032 03-12		Insuring Agreement L - Computer Systems	1
MEFS1135 03-12		Insuring Agreement M - Automated Phone Systems	2
FI7053 04-13		Confidential Information And Data Breach Clarifying Rider	3
IL7324 08-12		Economic And Trade Sanctions Clause	
IL7271 05-10		Massachusetts In Witness Clause	
* If not at inception			



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 1

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

To be attached to and form part of Investment Company Bond

Bond No. FS 5544794 09 01

In favor of Norheast Investors Growth Fund

It is agreed that:

1.   The attached Bond is hereby amended by adding to it an additional **INSURING AGREEMENT** as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

(a) Property to be transferred paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c) an unauthorized account or a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(i) cause the Insured or its agent(s) to sustain a loss, and

(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

(iii) and further provided such voice instructions or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(b) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone.

The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of   mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2. As used in this Rider, Computer System means:

   (a) computers with related peripheral components, including storage components, wherever located,

   (b) systems and applications software,

   (c) terminal devices,

   (d) related communication networks or customer communication systems, and

   (e) related Electronic Funds Transfer Systems,

   by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the Exclusions in the attached Bond, the following Exclusions are applicable to this Insuring Agreement:

   (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and

   (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached Bond are not applicable to this Rider:

   (a) the initial paragraph of the Bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond period."

   (b) CONDITIONS AND LIMITATIONS - SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

   (c) CONDITIONS AND LIMITATIONS - SECTION 10. LIMIT OF LIABILITY

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be $525,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $25,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the Bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the Bond as an entirety:

    (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

    (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

    The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. **CONDITIONS AND LIMITATIONS - SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS** is amended by adding the following sentence:

    Proof of loss resulting from Voice Instructions or advices covered under this Bond shall include Electronic Recording of such Voice Instructions of advices.

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this Bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

14. This Rider shall become effective as of 12:01 a.m. on 07/19/2015 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 2

INSURING AGREEMENT (M) - AUTOMATED PHONE SYSTEMS

To be attached to and form part of Investment Company Bond

Bond No. FS 5544794 09 01

In favor of Norheast Investors Growth Fund

It is agreed that:

1.   The attached Bond is hereby amended by adding to it an additional **INSURING AGREEMENT** as follows:

(M) AUTOMATED PHONE SYSTEMS

Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1.   Definitions: The following terms as used in this Insuring Agreement shall have the following meanings:

(a) "APS Transaction" means any APS Redemption, APS Exchange or APS Election.

(b) "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(c) "APS Election" means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(d) "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(e) "APS Designated Procedures" means all of the following procedures:

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

    (a) Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks

    (b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

    (a) Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

    N/A

2. Exclusions: It is further understood and agreed that this extension shall not cover:

(a) Any loss covered under **INSURING AGREEMENT** (**A) FIDELITY**, of this Bond;

    (1) The redemption of shares, where the proceeds of such redemption are made payable to other-than

        (i) the shareholder of record, or

        (ii) a person officially Designated to receive redemption proceeds, or

        (iii) a bank account officially Designated to receive redemption proceeds or

    (2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

        (i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or

        (ii) officially Designated, or

        (iii) verified by any other procedures which may be stated below in this Rider, or

    (3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account, or

    (4) the Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 07/19/2015 standard time.

Great American Insurance Company

015457

FI 70 53 (Ed. 04 13)



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

THIS RIDER CHANGES THE BOND PLEASE READ IT CAREFULLY

RIDER NO. 3

CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER

To be attached to and form part of Financial Institution Bond No. Standard Great American Investment Company Bond

Bond No. FS 5544794 09 01

In favor of Norheast Investors Growth Fund

It is agreed that:

1. **CONDITIONS AND LIMITATIONS**, Section **2. Exclusions** is amended to include:

    Confidential Information:

    Loss resulting from:

    a) Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

    For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be Property transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

    b) The use of another person's or entity's confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

    Data Breach Costs:

    Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals' financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions and limitations, or provisions of the attached Bond other than as above stated.

3. This Rider shall become effective as of 12:01 a.m. on 07/19/2015 standard time.